

Mail Stop 3561

January 26, 2017

<u>Via E-mail</u>
Dani Reiss
President and Chief Executive Officer
Canada Goose Holdings Inc.
250 Bowie Avenue
Toronto, Ontario, Canada, M6E 4Y2

> **Re: Canada Goose Holdings Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted January 13, 2017**
> **CIK No. 0001690511**

Dear Mr. Reiss:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.   Unless we note otherwise, our references to prior comments are to comments in our December 29, 2016 letter.

<u>Summary Historical Consolidated Financial and Other Data, page 10</u>

1.   We knowledge your response to prior comment 4. You stated that the reason you included the adjustments for Bain Capital management fees and the interest expense on Bain Capital subordinated debt was because these expenses are not expected to recur following the IPO. However we note these expenses were normal, recurring, cash operating expenses occurring in the interim period for the six months ended September 30, 2016, two fiscal years ended March 31, 2016 and period from December 9, 2013 to March 31, 2014. Considering the historical occurrence of these items, please further explain to us why you believe it is appropriate to remove them from your non-GAAP adjusted net income measure.

Use of Proceeds, page 36

2.   We note your revisions in response to prior comment 6. Please provide the disclosure required by Item 3.C.1 of Form 20-F for each principal intended use of the proceeds.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Share-based payments, page 65

3.   We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Business, page 65

4.   We note your response to prior comment 14; however, it remains unclear how you concluded that high levels of customer satisfaction provide sufficient basis for the claim that you are one of the world's most desired outerwear brands, given the lack of awareness of your brand. Please revise your disclosure to reflect more clearly the results of your consumer satisfaction surveys and the limited market awareness of your products.

5.   It remains unclear from your response to prior comment 15 how you determined that the selected retailers provide a balanced understanding of the variety of your retail partners. Please tell us what proportion of your sales are attributable to the selected retailers or if you used some other objective criteria in selecting these retailers to represent the variety of your business.

Executive Compensation, page 93

6.   We note that you deleted the salary of $1,000,000 from Dani Reiss in the Summary Compensation Table. Please revise as appropriate.

Certain Relationships and Related Party Transactions, page 104

7.   We reissue comment 18 in part. Please revise to indicate the amounts reimbursed to the Manager for out-of-pocket expenses incurred in connection with the provision of the consulting services or advise us why the amounts are not required to be disclosed.

You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Joel Parker, Senior Assistant Chief Accountant, at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Thomas Holden, Esq.
        Ropes & Gray LLP